OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

MIRANDA GOLD ANNOUNCES RESULTS OF

THE ANNUAL GENERAL MEETING OF OUR SHAREHOLDERS

Vancouver, BC, Canada – January 27, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that its shareholders have voted in favour of all resolutions brought before them at the Company’s annual general meeting of shareholders held Wednesday, January 25, 2017, in Vancouver.

A total of 37,500,891 common shares were voted, representing 36.27% of the votes attached to all outstanding common shares. The newly appointed board of directors will consist of Kenneth Cunningham, Joseph Hebert, James Cragg, and Kevin Nishi. Shareholders also voted in favour of increasing the number of board members from four to five. Miranda further reports that at a meeting following the shareholder meeting, the Directors named Joseph Hebert as President and Chief Executive Officer; Kenneth Cunningham as Chair; and Len Goldsmith as Chief Financial Officer & Corporate Secretary. Shareholders also voted in favour of the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.

Miranda further reports that the directors granted stock options to directors, officers, employees, and consultants on 2,310,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.09 per share, which is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest immediately.

About Miranda

Miranda is a gold Prospect Generator active in Alaska and Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize exposure to discovery and minimize exploration risk. Miranda has ongoing relationships with Gold Torrent, Inc., and Montezuma Mines Inc.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information related to Miranda contact:

Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert75@gmail.com.

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.